                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended             December 31, 2000
                          ---------------------------------------------------

                                                     OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________________ to ___________________

Commission file number_________________________________________________

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         CB Richard Ellis 401(k) Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                        CB Richard Ellis Services, Inc.
                      200 N. Sepulveda Blvd. Suite # 300
                             El Segundo, CA  90245

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CB RICHARD ELLIS 401(k) PLAN


By:  /s/ James H. Leonetti
     --------------------------------------
     James H. Leonetti
     Chief Financial Officer
     CB Richard Ellis Services, Inc.


     /s/ Raymond E. Writa
     --------------------------------------
     Raymond E. Writa
     Chief Executive Officer
     CB Richard Ellis Services, Inc.


Dated:   June 26, 2001

CB RICHARD ELLIS 401(k) PLAN

December 31, 2000 and 1999



                                     Index
                                     -----

                                                                                Page(s)
                                                                                -------
Report of Independent Public Accountants                                            1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
      as of December 31, 2000 and 1999                                              2

     Statement of Changes in Net Assets Available for Plan Benefits
      for the Year Ended December 31, 2000                                          3

Notes to Financial Statements                                                       4


Supplemental Schedules:

     Schedule I - Form 5500 Schedule H - Line 4I - Schedule of Assets Held
      as of December 31, 2000                                                      11

     Schedule II - Form 5500 Schedule G - Part III - Schedule of Non-Exempt
      Transactions
      For the Year Ended December 31, 2000                                         12



Note: Schedules other than those listed above have been omitted because the information is otherwise disclosed, not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Investment Advisory Committee of
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the CB Richard Ellis 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Los Angeles, California
June 26, 2001

CB RICHARD ELLIS 401(k) PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

                                                             2000          1999
                                                     ------------  ------------

                                    Assets
                                    ------
Investments, at fair value:
 Mutual funds                                        $226,999,932  $240,907,506
 CB Richard Ellis Services, Inc. Stock Fund            26,089,272    25,857,812
 Vanguard Retirement Savings Trust                     17,720,741    18,216,204
 Loan fund                                              2,211,968     2,402,207
                                                     ------------  ------------
   Total investments                                  273,021,913   287,383,729
                                                     ------------  ------------

Receivables:
  Employer contributions                                2,134,911     1,717,175
  Participant contributions                               352,635       270,844
                                                     ------------  ------------
   Total receivables                                    2,487,546     1,988,019
                                                     ------------  ------------


Net Assets Available For Plan Benefits               $275,509,459  $289,371,748
                                                     ============  ============


The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000




Net Assets Available for Plan Benefits,
  beginning of year                                               $289,371,748

Additions:
  Contributions:
    Employer contributions, net of forfeitures                       2,223,584
    Participant contributions                                       22,969,757
    Participant rollovers                                            2,957,903
                                                                  ------------
      Total contributions                                           28,151,244
                                                                  ------------
  Investment income (loss):
    Net depreciation in fair value of investments                  (12,430,485)
                                                                  ------------
      Total investment loss                                        (12,430,485)
                                                                  ------------
        Total additions, net                                        15,720,759
                                                                  ------------
Deductions:
    Benefits paid to participants                                   26,493,118
    Transfers, net                                                   3,018,589
    Administrative expenses                                             71,341
                                                                  ------------
        Total deductions                                            29,583,048
                                                                  ------------

Net decrease                                                       (13,862,289)
                                                                  ------------

Net Assets Available for Plan Benefits,
  end of year                                                     $275,509,459
                                                                  ============


The accompanying notes are an integral part of this financial statement.

CB RICHARD ELLIS 401(k) PLAN

Notes to Financial Statements
December 31, 2000 and 1999



1.   Description of the Plan
     -----------------------

The following is a summary description of the CB Richard Ellis 401(k) Plan ("the Plan"), which is sponsored by CB Richard Ellis Services, Inc. (together with its subsidiaries, "CB" or the "Company"). Participants should refer to the Plan document and related amendments for a further description of the provisions of the Plan.

     a.   General
          -------

     The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989, and is a spin-off from the Coldwell Banker Real Estate Group Capital Accumulation Plan (the "Prior Plan"). The Plan covers substantially all employees of the Company and is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). Employees become eligible to participate in the Plan when they attain the age of twenty-one and have performed one hour of service. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     b.   Administration
          --------------

     The Plan is administered by the Investment Advisory Committee (the "Committee" or the "Plan Administrator") appointed by the Chief Executive Officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of Plan benefits.

     c.   Trustee, Custodian and Fund Manager of Investments
          --------------------------------------------------

     The Vanguard Fiduciary Trust Co. (the "Trustee"), together with its affiliates, serves as trustee, custodian and fund manager of the Plan investments. The Trustee is the primary recordkeeper for the Plan and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan. The fund managers are responsible for their respective fund's portfolio, which determines the value of Plan investments, other than the value of the CB Richard Ellis Services, Inc. Stock Fund.

     d.   Contributions
          -------------

     Participants in the Plan who are not highly compensated employees, as defined in the Plan document, may elect to contribute from 1 to 15 percent of compensation before taxes through payroll deferrals. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee.

     The Company may make discretionary matching and profit sharing contributions to the Plan in such amounts as determined by the Board of Directors. For the year ended December 31, 2000, based on performance and profitability of the consolidated United States operations of the Company, the Board of Directors authorized a discretionary matching contribution of $2,000,000, which is included in employer contributions in the accompanying statement of changes in net assets available for plan benefits. Effective December 31, 2000 and December 31, 1999, respectively, the Company authorized a Qualified Non-Elective Contribution QNEC to the eligible employees of the Fleet Management Division, that matches 50 percent of participants' contributions up to 2.5 percent of compensation (not exceeding $52,000 and $50,000 for the plan years 2000 and 1999, respectively) for a maximum of $1,300 per participant in 2000 and $1,250 per participant in 1999. The amount of the QNEC Fleet matching contributions for the year ended December 31, 2000 was $134,911. The 1999 QNEC of $88,673 was authorized and contributed to the Plan during 2000, and is included in employer contributions in the accompanying statement of changes in net assets available for plan benefits. Included in employer contributions receivable of $2,134,911 in the accompanying statement of net assets available for plan benefits as of December 31, 2000 are the $2,000,000 discretionary matching contribution and the $134,911 QNEC discussed above.

     Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans. Such rollover contributions were $2,957,903 for the plan year ended December 31, 2000.

     e.   Participant Accounts
          --------------------

     Each participant's account is credited with the participant's contribution, an allocation of Company contributions and investment earnings or losses. Allocation of earnings on any of the investment funds, except for the CB Richard Ellis Services, Inc. Stock Fund, is based on each participant's balance in the investment fund as compared to the total participants' balance in such fund as of the preceding valuation date.

     f.   Vesting
          -------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based upon the occurrence of the earliest of the following:

          a.   100 percent upon Plan termination

          b. 100 percent upon the participant attaining age 65, death or disability

          c. for participants who commenced employment prior to January 1, 1989, zero percent for less than four years of vesting service, as defined in the Plan document, 10 percent for four years of vesting service and 100 percent for five or more years of vesting service

          d. for participants who commenced employment after January 1, 1989, zero percent for less than five years of vesting service and 100 percent for five or more years of vesting service

     g.   Forfeited Accounts
          ------------------

     Forfeited nonvested accounts are used to reduce future employer contributions. Forfeitures amounting to $79,000 were utilized in the plan year ended December 31, 2000. Unallocated forfeitures at December 31, 2000 and 1999 totaled $126,208 and $83,812, respectively.

     h.   Benefit Payments and Withdrawals
          --------------------------------

     Participants are entitled to the vested portion of their accounts upon attaining age 65, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship from the fully vested employee contributions, subject to certain limitations. Benefits are recorded when paid. All distributions are made in a single lump sum cash payment equal to the vested balance of the participants' accounts except for CB Richard Ellis Stock Fund for which certificates for shares are distributed.

     i.   Transfers
          ---------

     Net transfers out of the Plan for the plan year ended December 31, 2000, principally consists of transfers out by four offices sold in 1999.

     j.   Participant Loans
          -----------------

     Participants may elect to borrow from the vested portion of their accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from
     (to) the investment fund to (from) the Participant Loan fund. Such loan principal and related interest are payable by the participants to their Plan accounts over a period not to exceed 36 months from the date of withdrawal. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by the Plan Administrator plus 2 percent. The interest rate on loans ranged from 9.25 percent to 11 percent. Principal and interest is paid ratably through payroll deductions.

     During 2000, a U.S. Department of Labor audit of the Plan was concluded, and a restoration payment of $89,175 was made in April 2000 by the Company to the Plan representing the payment of loan fees and related accrued interest for the period from 1993 to 1998. The Company considered the result of such audit and reduced the loan processing fees from $75.00 to $40.00.

2.   Summary of Accounting Policies
     ------------------------------

     a.   Basis of Accounting
          -------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     b.   Valuation and Income Recognition
          --------------------------------

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest income are shown in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

     The value of the CB stock was $14.63 and $12.38 on December 31, 2000 and 1999, respectively, representing the latest quoted price at that date on the stock exchange on which it trades.

     Net appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

     All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

     c.   Use of Estimates
          ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     d.  Risks and Uncertainties
         -----------------------

     The Plan provides for various investment options in mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     The Plan invests through the mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

3.   Investments
     -----------

The following presents investments that represent five percent or more of the Plan's net assets. Participants can direct their contributions and employer contributions among various investment options. Participants should refer to the Summary Plan Description for a complete and accurate description of the various investment options.

                                                                          December 31,
  Mutual funds:                                                       2000           1999
                                                                  -----------    -----------
     Baron Asset Fund                                             $12,759,733    $14,686,748
     Janus Worldwide Fund                                          13,657,002     10,420,165
     T. Rowe Science and Technology Fund                           30,259,986     37,660,051
     Vanguard 500 Index Fund                                       32,992,841     39,362,369
     Vanguard Morgan Growth Fund                                   20,443,805     22,565,072
     Vanguard Prime Money Market Fund                              16,610,094     13,094,116
     Vanguard PRIMECAP Fund                                        23,380,824     16,595,444
     Vanguard Wellington Fund                                      22,423,225     25,033,685
     Vanguard Windsor II Fund                                      32,891,192     39,166,607
  Vanguard Retirement Savings Trust (Common Collective Trust)      17,720,741     18,216,204
  CB Richard Ellis Services, Inc. Stock Fund                       26,089,272     25,857,812

During the Plan year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $ 32,819,108 as follows:

     Mutual Funds                               $ (36,867,895)
     Vanguard Retirement Savings Trust                      -
     CB Richard Ellis, Inc. Stock Fund              4,048,787
                                                -------------
                                                $ (32,819,108)
                                                =============

4.   Related Party Transactions
     --------------------------

The Trustee and the Company are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of the Company's common stock and investing certain Plan assets in shares of mutual funds and common/collective trusts, which are managed by the Trustee. Such transactions qualify as party-in-interest transactions permitted by Department of Labor's regulations. Fees paid to the Trustee by the Plan, for the year ended December 31, 2000 amounted to $71,341.

5.   Administrative Expenses
     -----------------------

Expenses directly related to the administration of the Plan are paid out of Plan assets, which are reflected in administrative expenses in the accompanying statement of changes in net assets available for plan benefits. However, the Company may elect to pay for some of these expenses. During 2000, the Company elected to pay for a portion of the Plan expenses, which were not material to the change in net assets for 2000.

6.   Federal Income Tax Status
     -------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated February 19, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The determination letter is applicable for the amendment(s) adopted May 21, 1996 and November 25, 1996. This determination letter is also applicable for the amendment (s) adopted July 27, 1997 and August 28, 1997. The Committee, using its judgement and the advice of its advisors, including the Plan's tax counsel, believes that the Plan, in all material respects, is designed and operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

7.   Non-Exempt Transaction
     -----------------------

For the year ended December 31, 2000, the Company's failure to remit participant contributions to the Plan within 15 working days constituted a lending of such monies to the Company. As such, this transaction represented a nonexempt transaction between the Company and the Plan as identified in Schedule II. The deemed loan principal balance of $119,526 was paid by the Company to the Plan in February 2001 and the interest in the amount of $2,000 on the loan will be paid in July 2001.

8.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of the employer's contributions or Plan termination, participants will become fully vested in their account balances.

9.   Subsequent Event
     ----------------

On February 24, 2001, the Company announced that it had entered into a merger agreement providing for the acquisition of the Company by Blum CB Corporation (Blum CB, which is a wholly-owned subsidiary of CBRE Holding, Inc.) for $16.00 per share in cash, including shares held in the Plan. CBRE Holding, Inc. is an affiliate of Blum Capital Partners, Freeman Spogli & Co. and certain directors and executive officers of the Company.

As discussed in the Amendment No. 1 to Form S-1 Registration Statement of CBRE Holding Inc. (Holding) filed with the Securities and Exchange Commission on June 12, 2001, U.S. employees of the Company who are currently participants in the CB Richard Ellis Services 401(k) plan will have the opportunity to purchase up to 889,819 shares of Holding's Class A common stock at an offering price of $16.00 per share (the Offering). These shares will be held in the Plan, which will be amended to add this new investment alternative.

No employee may have more than 50% of his or her entire 401(k) plan account balance invested in shares of Holding Class A common stock as of June 1, 2001. Holding will not trade publicly after the proposed merger and will impose other restrictions on the transferring of shares, but this need not affect participants who will have the right to require the Company to repurchase the shares at fair value prior to a distribution.

If the Offering is over-subscribed, the number of shares that each participating employee is able to purchase will be reduced proportionately based upon the total number of 401(k) plan shares for which subscriptions are received.

To the extent that an employee holds shares of CB Richard Ellis Services common stock in his or her 401(k) plan account and does not elect to use the merger proceeds received for these shares to participate in the Offering, he or she must instruct the trustee to invest the excess proceeds in one or more of the other investment alternatives that are available under the CB Richard Ellis Services 401(k) plan. Stock of the Company will no longer be an investment option.

The acquisition, and the related offering discussed above, which is expected to close during the third quarter of 2001, remains subject to certain conditions, including the receipt of Blum CB's debt financing, the approval of the merger by the holders of two-thirds of the outstanding shares of the Company not owned by the buying group, and a successful tender offer for at least 51% of the Company's outstanding 8 7/8% Senior Subordinated Notes. The tender offer has been successfully completed.

Schedule I

CB RICHARD ELLIS 401(k) PLAN

EIN No. 52-1616016 Plan No. 001
Schedule of Assets Held
As of December 31, 2000

                                                                                                 Current
            Identity of issuer                      Description of Investment                     Value
------------------------------------  -----------------------------------------------------    ------------
*  Baron Asset Fund                   Baron Asset Fund                                         $ 12,759,733

*  Janus Investment Fund              Janus Worldwide Fund                                       13,657,002

*  RS Investment Trust                RS Emerging Growth Fund                                       377,659

*  T. Rowe Price                      T. Rowe Science and Technology Fund                        30,259,986

*  The Vanguard Group                 Vanguard 500 Index Fund                                    32,992,841

*  The Vanguard Group                 Vanguard International Growth Fund                         10,880,179

*  The Vanguard Group                 Vanguard LifeStrategy Conservative Growth Fund                915,199

*  The Vanguard Group                 Vanguard LifeStrategy Growth Fund                           2,310,755

*  The Vanguard Group                 Vanguard LifeStrategy Income Fund                           4,491,122

*  The Vanguard Group                 Vanguard LifeStrategy Moderate Growth Fund                  2,324,925

*  The Vanguard Group                 Vanguard Morgan Growth Fund                                20,443,805

*  The Vanguard Group                 Vanguard Prime Money Market Fund                           16,610,094

*  The Vanguard Group                 Vanguard PRIMECAP Fund                                     23,380,824

*  The Vanguard Group                 Vanguard Total Bond Index Fund                                281,391

*  The Vanguard Group                 Vanguard Wellington Fund                                   22,423,225

*  The Vanguard Group                 Vanguard Windsor II Fund                                   32,891,192

*  The Vanguard Group                 Vanguard Retirement Savings Trust (Common/Collective)      17,720,741

*  CB Richard Ellis Services, Inc.    CB Richard Ellis Services, Inc. Stock Fund                 26,089,272

*  Participant Loans                  Loans receivable with interest rates ranging from           2,211,968
                                        9.25 percent to 11.00 percent
                                                                                               ------------
                                         Total assets held                                     $273,021,913
                                                                                               ============

*  Represents a party-in-interest

Schedule II

CB RICHARD ELLIS 401(k) PLAN

EIN No. 52-1616016 Plan No. 001
Schedule of Non-Exempt Transactions
For the Year Ended December 31, 2000

                                                                                               Amount of
                                                                                               Interest
                                                                              Amount of      Through Full
Identity of Party Involved          Description of Transaction                  Loan         Payoff Date
--------------------------      ----------------------------------            ---------      -----------
CB Richard Ellis, Inc.          Deemed loan to the Company dated
                                  December 14, 2000, maturity
                                  February 7, 2001, interest rate 8.8%        $ 119,526      $    2,000


Note: The deemed loan dated December 14, 2000 will be paid through two transfers from the Company to the Plan, $119,526 in February 2001 and $2,000 in July 2001.

CB RICHARD ELLIS 401(k) PLAN
Exhibit Index

 Exhibit
   No.                             Exhibit                         Page Number
-----------    -------------------------------------------       ---------------
   23          Consent of Independent Public Accountants                13